08028126

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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A
3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELTER BAY SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131849
FIRM I.D. NO.

27 TOM HARVEY ROAD
(No. and Street)

WESTERLY (City) RHODE ISLAND (State) 02891 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN D. FRITZ (401)596-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JAMES DELAHUNT AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

5812 SOUTH HOMAN (Address) CHICAGO (City) ILLINOIS (State) 60629 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
102

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN FRITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELTER BAY SECURITIES, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed + sworn to before me by John Fritz 2/27/08 at Pawcatuck, CT.

Notary Public

Signature

Principle

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHELTER BAY SECURITIES

A LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

James Delahunt and Associates
Certified Public Accountants
5812 South Homan
Chicago Illinois 60629
Phone (773) 297-0018
Fax (773) 326-0812

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Shelter Bay Securities, LLC.

We have audited the accompanying statements of financial condition of Shelter Bay Securities, LLC, as of December 31, 2007, and the related statements of income, changes in member's capital, and changes in cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion such financial statements referred to above present fairly in all material respects, the financial position of Shelter Bay Securities, LLC as of December 31, 2007, and the results of its operations, changes in its member's capital and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Delahunt and Associates

Chicago, Illinois
February 22, 2008

Report on Internal Control

To the Managing Member
Shelter Bay Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of Shelter Bay Securities, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Delahunt and Associates

Chicago, Illinois

February 22, 2008

Shelter Bay Securities, LLC
Statement of Financial Condition
As of December 31, 2007
All Amounts are in U.S. Dollars

	As of Dec 31, 2007
ASSETS	
Cash	17,825
Commission Receivable	286,286
TOTAL ASSETS	304,111
LIABILITIES & EQUITY	
Current Liabilities	
Income taxes payable	500
Accrued expenses	7,959
Total Current Liabilities	8,459
Total Liabilities	8,459
MEMBERS CAPITAL	
Members Capital	295,652
TOTAL LIABILITIES & EQUITY	304,111

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Income
For the Year Ended December 31, 2007
All Amounts are in U.S. Dollars

	Jan - Dec 07
Revenues	
Commissions	833,692
Total Revenue	833,692
Expenses	
Employee Compensation	21,195
Professional Fees	12,260
Retirement Plan Expenses	159,002
Other Expenses	29,605
Total Expense	222,062
Income from Operations Before Taxes	611,630
Other Income and Expense	
Other Income	35,000
Provision for State Taxes	(500)
Net Income	646,130

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007
All Amounts are in U.S. Dollars

	12/31/2007
Balance at Beginning of Year	42,522
Capital Contributions	55,000
Capital Withdrawals	(448,000)
Net Income	646,130
Balance at December 31, 2007	295,652

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007
All Amounts are in U.S. Dollars

Cash Flows from Operating Activities	
Net Income	646,130
Increase in Commissions Receivable	(218,384)
Decrease in Accrued Liabilities	(28,302)
Net Cash Provided by Operating Activities	399,444
Cash Flows from Financing Activities	
Member Withdrawals	(448,000)
Member Contributions	55,000
Net Cash Used in Financing Activities	(393,000)
Increase (Decrease) in Cash	6,444
Cash at Beginning of Year	11,381
Cash at End of Year	17,825

The accompanying notes are an integral part of these financial statements.

Shelter Bay Securities, LLC
Notes to Financial Statements
December 31, 2007

1. Organization and Nature of Business

Shelter Bay Securities, LLC (hereinafter referred to as "the Company") was formed as a Rhode Island Limited Liability Company on April 22, 2004, and commenced operations on August 30, 2004. The Company has a single member (owner) who operates the Company's day to day business activities.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA, formerly the NASD). The Company is not registered as a specialist on any national securities exchange.

The Company earns commissions from certain issuers of limited partnership interests with which the Company has a contractual agreement relating to the sales of such limited investment partnership interests by the Company to qualified investors. The Company's revenue from such transactions is generally a percentage of the amount of net assets invested by its customers in such limited partnerships. Income is recognized as earned.

2. Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Basis of Presentation

The books of the Company are kept on the accrual basis. The Company is engaged in a single line of business as a securities broker-dealer, and the services of the Company have been limited to generating commissions from the sale of limited investment partnership interests on behalf of certain companies with which the Company has a contractual agreement.

Securities Transactions

The Company has not entered into any securities or commodities transactions. The Company sells limited partnership interests, but the customer funds are paid directly to the issuer, not to the Company.

Resale and Repurchase Agreements

The Company has not entered into any transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos).

Securities-Lending Activities

The Company has not entered into any securities borrowed and securities loaned transactions.

Investment Banking

The Company does not act as an underwriter or agent in investment banking transactions.

Commission Income

The Company earns commissions from certain issuers of limited investment partnership interests which with the Company has a contractual agreement relating to the sales of such limited investment partnership interests. The Company is entitled to such commission income as long as the customer retains an interest in the investment partnership. Income is recognized as earned. For the year ended December 31, 2007, the commission income was earned from six such issuers. Income earned in 2007 and paid in January 2008 is included in accounts receivable.

Other Income

The $35,000 in Other Income represents a one-tine payment from the NASD to the Company. In connection with the amendment of NASD By-laws and the consolidation of the member firm regulatory operations of NASD and NYSE Regulation, Inc. into NASD, and the continued operation of the consolidated operation under a new name, the Financial Industry Regulatory Authority (FINRA), NASD paid members $35,000 as a rebate. In documents filed with the SEC, the NASD stated that it intended NASD Members, who had incurred costs associated with certain duplicative NASD regulations for decades, should be rebated an amount from the future efficiencies that would be created by the proposed regulatory

consolidation. Accordingly, the NASD rebate was based on expected future incremental cash flows that would result from the regulatory consolidation.

Income Taxes

The Company is a limited liability company. It is not subject to federal income taxes and passes its income and losses through to its member. As the Company has a single member (owner), it is disregarded for federal income tax purposes and an income tax return is not filed for the Company. The Company's profits and losses are reported on the tax return of the single owner as if the Company was a sole proprietorship. Rhode Island follows the federal income tax treatment of limited liability companies except that it imposes a $500 annual tax on limited liability companies.

Depreciation

There is no allowance for depreciation in the financial statements as the Company owned no depreciable fixed assets during the year ended December 31, 2007.

Accrued Expenses and Other Liabilities

The Company's financial statements include certain accrued expenses, including payroll taxes and miscellaneous other expenses that are fixed and determinable at December 31, 2007. Such accruals are reflected in the Statement of Financial Condition in the current liability section.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has included all cash under the term "Cash." The Company's cash at December 31, 2007, consisted exclusively of checking account cash. No other cash equivalents were held by the Company at December 31, 2007.

3. Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission pursuant to Section (k)(2)(i) of that Rule which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2007, the Company carried no margin accounts, did not hold or possess any customer funds and did not sell or execute any trades in securities. Therefore, no Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Clearing through Another Broker-Dealer

The Company has not cleared any proprietary or customer transactions through another broker-dealer. No amount payable to a clearing broker is provided as a result.

5. Receivable from and Payable to Customers

The Company does not hold any securities owned by customers as collateral for receivables, and does not have any receivable from or payable to customers.

6. Retirement Plan

The Company has a 401(k)-Profit Sharing Plan and a Defined Benefit Plan to cover the Member (owner) and the Company's employees. Under the 401(k) plan, participants can elect to contribute an amount of their compensation, up to a statutorily determined limit, which, generally, is $15,500 per person for 2007 plan years. Contributions in the amount of $31,000 were contributed by the Company for 2007. This amount consisted of $15,500 for the Member and $15,500 for an employee. The Plan also has a Profit Sharing Plan component and $14,416 was contributed as the profit sharing plan component in 2007, of which $13,320 related to the Member. The Company makes an actuarially determined contribution to the Defined Benefit Plan based on certain variables (such as life expectancy of the participant, earnings of the participant). In 2007, the amount contributed to the Defined Benefit Plan was $129,087. The Defined Benefit Plan does not have accounts with balances for each participant.

7. Scheduled Withdrawals

There were no scheduled withdrawals from the Company as of December 31, 2007. The single owner withdrew $232,021 in January, 2008.

8. Related Parties

The Company has no due to or due from related parties. The single owner of the Company also operates a fund of fund which invests, among other investments, in a certain limited partnership interest offered by the Lynx Fund, a party with which the Company has a commission agreement providing that the Company will be entitled to a fixed percentage annually of net funds invested in limited partnership interests of the issuer by customers of the Company. The fund of funds had capital invested in the Lynx Fund #I, LP, but the Company earns no commissions from such investment.

9. Financial Instruments

No derivative financial instruments (futures, options, swaps, etc.) have been traded or entered into on behalf of the customers.

10. Financial Instruments with Off Balance Sheet Risk

The Company has not entered into transactions involving derivatives and other off balance sheet financial instruments.

The Company did not enter into certain other transactions which, in accordance with industry practice, would not be recorded on the Statement of Financial Condition, such as commitments to enter into future resale and repurchase agreements.

Further, the Company has not extended credit to its customers in marginal transactions, and has no secured financing (such as bank loans, or securities loaned) which might require it to pledge collateral in support thereof.

11. Quantitive Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2007, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was zero.

The fair value of derivative financial instruments held or issued for trading purposes as of December 31, 2007 was zero, and the average monthly fair value of the instruments for the year ended December 31, 2007 was zero.

Further, the Company has not entered into derivative contracts to economically hedge exposures or to modify the characteristics of financial instruments or transactions.

12. Commitments and Contingent Liabilities

The Company has no material contingent liabilities as of December 31, 2007.

The Company has agreements with various parties relating to the sale of certain limited partnership interests. These contracts are generally cancelable by either party with a specified number of days (generally 30 days) notice. In the event that the contracts are cancelled, the Company would continue to be entitled to receive commissions relating to any investment by investors who have subscribed to such limited partnerships through the Company.

The Company is not obligated under any operating leases.

Rent expense for 2007 was zero because the Company is utilizing facilities provided by the Company's single member (owner). For the year ended December 31, 2007, the member did not charge any rent for these premises as the member did not incur any additional costs for the Company's use of the facilities and the premises are not and will not be offered for rent to outside parties in the ordinary course of business.

The Company is not involved either as a plaintiff or as a defendant, in any litigation as of December 31, 2007.

The Company has determined that these commitments do not meet the definition of a derivative as defined by FASB Statement No. 133 as amended.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31 2007, the Company had net capital of $295,652 which was $275,932 in excess of its required net capital of $19,720. The Company's net capital percentage was 2.861%. A reconciliation of net capital per this report to net capital per the FOCUS report is also included in the supplemental information.

14. Income Taxes

The Company is a limited liability company. It is not subject to federal income taxes. As the Company has a single member (owner), it is disregarded for federal income tax purposes and a return is not filed for the Company. The Company's profits and losses are reported on the tax return of the single owner, as if the Company was a sole proprietorship. Rhode Island follows the federal income tax treatment of limited liability companies, except that it imposes a $500 annual tax on limited liability companies. The amount is reflected in the financial statements.

15. Collateral

The Company has not pledged any amounts as collateral. Therefore, there are no amounts pledged as collateral which are not reclassified and reported separately in the financial statements at December 31, 2007.

16. Credit Risk

The Company has not engaged in transactions with counterparties in which the counterparty is clearing a transaction. However, the Company is a party to various contracts in which the Company is entitled to a commission based on the amount of net funds its customers have invested in limited investment partnerships offered by

the other party. In the event that such other parties do not fulfill their obligations, the Company may be exposed to risk, including risk of losing accrued but unpaid commissions. The amount of risk depends on the creditworthiness of the other party. It is the Company's policy to review, as necessary, the credit standing of each party with which it deals.

17. Subsequent Events

The Member withdrew the amount of $232,021 in January, 2008.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2007

Schedule I
Shelter Bay Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital	
Total Members Capital	295,652
Deduct capital not allowable for net capital	0
Total members capital qualified for net capital	295,652
Add:	
Subordinated borrowings allowable in computation of net capital	0
Total capital and subordinated borrowings	295,652
Deductions and/or charges:	
Nonallowable assets	0
Net capital before haircuts on securities positions (tentative net capital)	295,652
Haircuts on securities	0
Net capital	295,652
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses	8,459
Items not included in statement of financial condition	0
Total aggregate indebtedness	8,459

Computation of basic net capital requirement

6 2/3% of capital	19,720
Minimum net capital required for Company	5,000
Net Capital Requirement	19,720
Excess net capital	275,932
Excess net capital at 1,000 percent	294,806
Ratio of Aggregate indebtedness to net capital	2.861%

The percentage is less than the ceiling imposed by Rule 15c3-1

Reconciliation of FOCUS Report to Audit Report

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$77,862
Audit adjustments to record items of income and expense omitted from FOCUS report	
Audit adjustment to record commissions receivable	221,965
Audit adjustment for accrued payroll taxes	(175)
Audit adjustment for accrued professional fees	(4,000)
Net capital per above	$295,652

Year Ended December 31, 2007
Statement of Exemption under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2007, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

The statements relating to Rule 15c3-3 are therefore not completed.

Shelter Bay Securities, LLC
Computation of alternative net capital requirement
2 percent of aggregate debit items (or $250 if greater)
As shown in formula for reserve requirements pursuant
To Rule 15c3-3 prepared as of date of net capital computation

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2007, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule II
Shelter Bay Securities, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and exchange Commission

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2007, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule III
Shelter Bay Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company is exempt from Rule 15c3-3 under section (k)(2)(i) of that Rule, which provides an exemption to a Broker-Dealer because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not hold funds or securities for customers, and effectuates all financial transactions with its customers through a special account for the exclusive benefit of customers. During the year ended December 31, 2007, the Company carried no margin accounts, did not hold or process any customer funds and did not sell or execute any trades in securities in which it held customer funds or securities.

Therefore, this schedule is not applicable.

Schedule IV
Shelter Bay Securities, LLC
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2007

The Company does not trade or sell regulated commodity futures or options, does not hold customer funds, and does not hold customers' securities and cash. This schedule is not applicable as there is no data to report.

END